Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Reports Third-Quarter

2011 Financial Results

TAIPEI, Taiwan, November 17, 2011 – GigaMedia Limited (NASDAQ: GIGM) today announced third-quarter 2011 revenues of $7.8 million, down 12 percent quarter-over-quarter.

Third-quarter 2011 core net loss was $3.9 million; core basic and fully-diluted loss per share were each $0.07.1

“We experienced a challenging environment during the third quarter with low levels of customer activity in our casual games and strong competition, stated GigaMedia Limited Chief Executive Officer Yichin Lee. “Weaknesses are clear: our offerings are not broad or deep enough and our business unit operations are not efficient. As a result, our financial performance continues to suffer.”

“We are making incremental improvements but need to restructure to respond to an ongoing, dramatic shift in online gaming from PCs to mobile devices,” added CEO Yichin Lee. “As a third-party publisher, we are at a competitive disadvantage in today’s environment where the risks for major games are higher than ever and speed and flexibility are critical. In sum, our strategy as a publisher is not working.”

“Starting in the fourth quarter we will change course,” added CEO Yichin Lee. “We will build a more complete online games business with a broader and deeper portfolio supported by specific development capabilities for different game genres. We will also extend our platform to mobile devices. The partnership announced today with Mark Jacob’s team is a major breakthrough in this area. We believe this approach will both allow us to better compete and lower our risk.”

“We will also restructure our business portfolio, adding growth initiatives in new areas of the media value chain,” stated CEO Yichin Lee. “New offline initiatives will be added to deepen our customer connections and lower our risk profile.”

‘In short, going forward we will create a business that is more easily planned and managed and a business model that we can better control and leverage,” stated CEO Yichin Lee. “We have a lot of work ahead of us, but we are convinced our strategy will provide us with substantial opportunities for growth, stronger performance, and increased shareholder value.”

[1]

Core net loss and core basic and fully-diluted loss per share are provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See, “Use of Non-GAAP Measures,” for more details.

Overview

•

Taiwan: Business continued to deliver solid profitability; MMO games A.V.A. and Tales Runner drove a 20 percent year-over-year increase in FunTown’s revenues; preparing early 2012 launch of new iPhone MahJong product; tournament competitions held in 3Q for A.V.A. and MahJong – initial steps in expanding GigaMedia’s game tournament platform.

•	Southeast Asia: restructuring drove a quarter-over-quarter improvement of gross margin, to 33.7 percent from 11.8 percent.

•	Investments ongoing in new China platform while continuing to evaluate new games and pursue all means to resolve the dispute in connection with the China-based business T2CN.

•

Corporate update: 1) share buyback continues to return value to shareholders; under the board-approved share buyback plan, as of September 30, 2011 GigaMedia has repurchased a total of 4.7 million shares; and 2) management committed to the disposal of certain Asian studio investments within 2011 to realize gains and crystallize value on GigaMedia’s balance sheet.

Consolidated Financial Results

GigaMedia Limited is a major provider of online entertainment software and services, developing and operating a suite of online games in Asia covering the regions of Greater China and Southeast Asia. GigaMedia also retains a 40 percent equity interest in Mangas Everest (“Everest Gaming”).

GIGAMEDIA 3Q11 CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q11	3Q10	Change (%)	3Q11	2Q11	Change (%)
Revenues (A)	7,782	7,831	-1	7,782	8,797	-12
Gross Profit (A)	4,566	4,262	7	4,566	4,682	-2
Loss from Operations (A)	3,730	4,903	NA	3,730	3,633	NA
Loss from Continuing Operations (A)	8,108	9,775	NA	8,108	7,089	NA
Net Loss Attributable to GigaMedia	7,801	9,960	NA	7,801	6,959	NA
Net Loss Per Share, Diluted	0.15	0.18	NA	0.15	0.12	NA
Core Loss from Operations(A)(B)	3,862	4,328	NA	3,862	2,761	NA
Core Net Loss (A) (B)	3,820	9,420	NA	3,820	1,720	NA
Core Net Loss Per Share, Diluted (A) (B)	0.07	0.17	NA	0.07	0.03	NA
EBITDA (C)	(7,687)	(8,708)	NA	(7,687)	(5,896)	NA
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	57,136	94,420	-39	57,136	70,663	-19

(A)	Excludes results from discontinued operations.
(B)

Core loss from operations, core net loss and core net loss per share exclude results from discontinued operations, financial results related to our gambling software business, non-cash share-based compensation expenses, bad debt expenses for loans receivable and certain non-cash or one-time items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the third quarter of 2011 held steady at $7.8 million compared to $7.8 million in the same period of 2010 and decreased from $8.8 million in the second quarter of 2011. The quarter-over-quarter decrease was due to lower contributions from GigaMedia’s Asian online games business.

Revenues in the company’s Asian online games business in the third quarter were stable year-over-year and decreased 12 percent compared with the second quarter. The quarterly sequential decrease reflected seasonality and a decrease in revenues from IAHGames in Southeast Asia.

Third-quarter revenues from FunTown, our operations in Taiwan and Hong Kong, increased to $6.3 million from $5.3 million a year ago and were down from $6.5 million in the second quarter of 2011. The year-over-year increase was attributable to growth in Tales Runner and new contributions from the game A.V.A. The quarterly sequential decrease reflected lower third-quarter contributions from casual games, which more than offset record results for the MMO game Tales Runner and continued growth in the MMO game A.V.A. Average monthly active paying accounts for all games in Taiwan and Hong Kong increased to approximately 85,000 during the third quarter, up 12 percent quarter-over-quarter due to successful Tales Runner promotions. Average monthly revenue per active paying account was approximately $24.80 during the third quarter of 2011, down 13 percent from the previous quarter. Third-quarter peak concurrent users were approximately 38,000, down 8 percent from the second quarter. FunTown is continuing to expand its mobile offerings and is preparing early 2012 launches of an updated version of its popular iPad MahJong offering and a new iPhone MahJong product.

Third-quarter revenues from IAHGames, our operations in Southeast Asia, were $1.5 million, down from $2.3 million in the second quarter of 2011. The decrease largely resulted from the planned termination of game box sales, as well as a decline in contributions from Bomberland. Online game revenues in the third quarter were led by contributions from FIFA Online 2, Dragonica Online and Granado Espada, primarily from Singapore, Vietnam and Thailand. In line with management’s plans to increase focus on Vietnam, Thailand, and Indonesia, at the end of July GigaMedia launched a new fully localized offering of FIFA Online 2 in Indonesia; initial contributions from this initiative have been small to date.

Consolidated gross profit and gross profit for the Asian online games business for the third quarter increased to $4.6 million from $4.3 million in 2010 and was comparable to $4.7 million in the second quarter of 2011. Consolidated gross profit and gross profit for the Asian online games business benefited from lower operating costs in the third quarter compared to both the same period last year and the second quarter, primarily the result of the termination of game box sales in Southeast Asia. Third-quarter 2011 consolidated gross profit margin and gross profit margin in the Asian online games business increased to 58.7 percent from 54.4 percent in the same period in the prior year and from 53.2 percent in the second quarter of 2011 with the year-over-year and quarter-over-quarter increases reflecting the aforementioned lower operating costs.

Consolidated operating expenses for the third quarter decreased to $8.3 million from $9.2 million in the third quarter of 2010 and were comparable to $8.3 million in the second quarter of 2011. Operating expenses in the Asian online games business in the third quarter of 2011 were $6.6 million compared to $4.8 million in the prior year period and $6.2 million in the second quarter.

Consolidated product development and engineering expenses decreased to $376 thousand in the third quarter of 2011 from $603 thousand in the prior year in line with cost controls. Third-quarter 2011 results were comparable to the $384 thousand reported in the second quarter of 2011.

Consolidated selling and marketing expenses increased to $2.6 million in the third quarter from $2.0 million in 2010 and held steady compared to $2.7 million in the second quarter of 2011. The year-over-year variation resulted from A.V.A. promotions in 2011.

Consolidated general and administrative expenses decreased to $5.1 million in the third quarter from $6.5 million in 2010 were comparable to $5.2 million in the second quarter of 2011. Overall, results were in line with management’s ongoing initiatives to control costs and expenses.

Consolidated loss from operations was $3.7 million compared to $4.9 million in the third quarter of 2010 and $3.6 million in the second quarter of 2011. Results reflected ongoing cost controls.

Core loss from operations for the third quarter of 2011 was $3.9 million compared to $4.3 million in the third quarter of 2010 and $2.8 million in the second quarter of 2011. (See the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)

Consolidated non-operating expenses/income during the third quarter of 2011 were expenses of $5.2 million compared to expenses of $4.8 million in the third quarter of 2010 and expenses of $3.2 million recorded in the second quarter of 2011. Third-quarter 2011 results included the following: 1) an equity loss of $5.6 million reflecting GigaMedia’s remaining interest in Everest Gaming and 2) an equity loss of approximately $131 thousand related to GigaMedia’s Asian online game operations, which more than offset a one-time gain of $665 thousand related to the termination of the partnership with Blizzard.

Consolidated net loss for the third quarter of 2011 was $7.8 million compared to a net loss of $10.0 million in the third quarter of 2010 and a net loss of $7.0 million in the second quarter of 2011. The period variations reflected the aforementioned factors affecting income from operations and consolidated non-operating expenses/income.

Core net loss for the third quarter of 2011 was $3.8 million compared to a core net loss of $9.4 million in the third quarter of 2010 and a core net loss of $1.7 million in the second quarter of 2011. Core basic and fully-diluted loss per share in the third quarter of 2011 were both $0.07. (See the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)

Consolidated EBITDA for the third quarter of 2011 was a loss of $7.7 million compared to a loss of $8.7 million in the same period last year and a loss of $5.9 million in the second quarter of 2011. Operating cash outflow for the third quarter of 2011 was $4.1 million. Capital expenditures totaled $533 thousand during the third quarter of 2011.

Cash and Strategic Investments

GigaMedia continued to maintain a solid balance sheet during the third quarter. Cash, cash equivalents, restricted cash, and marketable securities-current were $57.1 million, down from $70.7 million in the second quarter of 2011. Total short-term borrowings were $12.7 million at the end of the third quarter of 2011 compared to $13.2 million for the prior quarter. The net cash decrease in the third quarter of 2011 was $13.0 million, with the decrease primarily reflecting share repurchases under the company’s share buyback program, as well as a loan to support development of Everest Gaming and payments related to development of SpongeBob SquarePants.

Marketable securities – noncurrent plus investments, consisting of GigaMedia’s strategic holdings in game studios, developers and other related entities and the company’s remaining 40 percent interest in Everest Gaming, were $99.4 million in the third quarter, up from $88.1 million last quarter. The period increase mainly reflected increases in fair values based on share prices of certain investments.

Management is committed to the disposal of certain investments within 2011 to realize gains and crystallize value on the company’s balance sheet.

Additional Information

The loss on equity method investments during the third quarter of 2011 reported in the consolidated financial statements attached hereto includes GigaMedia’s 40 percent share of Everest Gaming’s net loss for the third quarter of 2011.

In addition, GigaMedia is providing the following supplemental figures related to Everest Gaming’s operations in order to facilitate investors’ understanding of GigaMedia’s results. All amounts were provided to GigaMedia by Everest Gaming’s management and are unaudited.

During the third quarter of 2011, Everest Gaming reported to GigaMedia total revenues of $12.4 million, including poker revenues of $9.2 million, with approximately 111,000 active depositing players and 27,000 new depositing players. Everest Gaming also reported to GigaMedia total net loss of $14.0 million for the period; consequently, GigaMedia recognized under non-operating income an investment loss of $5.6 million for GigaMedia’s remaining 40 percent interest in Everest Gaming.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of November 17, 2011. Given potential changes in economic conditions and consumer spending, the evolving nature of gambling software, online games, and various other risk factors, including those discussed in the company’s 2010 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In the fourth quarter of 2011, management anticipates revenues and expenses to be largely in line with the third quarter. The company may record impairments in the fourth quarter related to the Asian online games business and Everest Gaming, and expects to record gains in the fourth quarter from the disposal of certain minority investments. Management forecasts a net loss for the fourth quarter of 2011.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: core income (loss) from operations, core net income (loss), core basic and fully-diluted earnings (loss) per share, and EBITDA, which are US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the following: 1) financial results related to the gambling software business; 2) the impact of discontinued operations; 3) share-based compensation; and 4) certain non-cash or one-time items, including impairment losses related to game licensing, game studios and other related assets, gains and losses on the sale of businesses and discontinued operations, and impairment losses on marketable securities and investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.

The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.

GigaMedia records the expensing of share-based compensation based on the FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.

The company’s management believes excluding the non-cash impairments of loans receivable, game capitalized costs and investments is useful for itself and for investors, as such impairments do not impact cash and are not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.

The company believes that the presentation of core income (loss) from operations, core net income (loss) and core basic and fully-diluted earnings (loss) per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of financial results related to the gambling software business, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under US GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using core income (loss) from operations, core net income (loss) and core basic and fully-diluted earnings (loss) per share is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with US GAAP and by providing specific information regarding the US GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Segmental results

GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.

Conference Call and Webcast

Management will hold an investor conference call and webcast on November 17, 2011 at 9:00 p.m. Eastern Daylight Time, which is 10:00 a.m. Taipei Time on November 18, 2011, to discuss GigaMedia’s third-quarter 2011 performance.

Dial-in numbers:

U.S.: +1-866-519-4004

International: +65-6723-9381

Passcode: 26229181

A replay will be available from 12:00 a.m. Eastern Daylight Time on November 18, 2011 for seven days.

U.S.: +1-866-214-5335

International: +612-8235-5000

Passcode: 26229181

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by Q&A with questions submitted via email. Please email your questions to IR@gigamedia.com.tw. The company will read the questions aloud on the call and respond to as many questions as possible.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, Everest Gaming’s ability to retain existing online gambling players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2011 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2011	6/30/2011	9/30/2010
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	7,781,825	8,796,787	7,830,514

	7,781,825	8,796,787	7,830,514

Operating costs
Cost of Asian online game and service revenues (includes share-based compensation expenses under ASC 718 of $0, $0 and, $337, respectively)	3,215,361	4,115,034	3,568,794

	3,215,361	4,115,034	3,568,794

Gross profit	4,566,464	4,681,753	4,261,720

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under ASC 718 of $3,886, $3,886, and $4,290, respectively)	375,765	384,002	603,334
Selling and marketing expenses (includes share-based compensation expenses under ASC 718 of $14,562, $14,562 and $16,658, respectively)	2,620,197	2,655,185	1,992,726
General and administrative expenses (includes share-based compensation expenses under ASC 718 of $578,125, $488,689 and $554,291, respectively)	5,069,641	5,159,001	6,528,207
Bad debt expenses	230,661	116,980	37,281
Impairment losses	—	—	671
Other	—	—	2,920

	8,296,264	8,315,168	9,165,139

Loss from operations	(3,729,800)	(3,633,415)	(4,903,419)

Non-operating income (expense)
Interest income	221,841	229,734	156,660
Interest expense	(96,784)	(104,728)	(232,446)
Foreign exchange gain (loss) - net	(276,367)	50,422	(204,500)
(Loss) gain on disposal of property, plant and equipment	(18,417)	(3,994)	2,458
Loss on equity method investments - net	(5,735,146)	(3,505,168)	(4,521,467)
Other	744,617	121,855	1,490

	(5,160,256)	(3,211,879)	(4,797,805)

Loss from continuing operations before income taxes	(8,890,056)	(6,845,294)	(9,701,224)
Income tax (expense) benefit	782,553	(243,654)	(73,807)

Income (loss) from continuing operations	(8,107,503)	(7,088,948)	(9,775,031)
Income (loss) from discontinued operations	(54)	17,611	35,872

Net loss	(8,107,557)	(7,071,337)	(9,739,159)
Less: Net loss (gain) attributable to noncontrolling interest and subsidiary preferred shares	306,660	112,532	(220,533)

Net loss attributable to GigaMedia	(7,800,897)	(6,958,805)	(9,959,692)

Earnings (loss) per share attributable to GigaMedia
Basic:
Loss from continuing operations	(0.15)	(0.12)	(0.18)
(Loss) earnings from discontinued operations	0.00	0.00	0.00

	(0.15)	(0.12)	(0.18)

Fully-diluted:
Loss from continuing operations	(0.15)	(0.12)	(0.18)
(Loss) earnings from discontinued operations	0.00	0.00	0.00

	(0.15)	(0.12)	(0.18)

Weighted average shares outstanding:
Basic	53,288,021	55,922,021	56,244,243

Diluted*	53,288,021	55,922,021	56,244,243

*	Options to purchase 1,206 thousand shares, 2,029 thousand shares and 3,258 thousand shares of common stock were not included in dilutive securities for three months ended September 30,2011, June 30, 2011 and September 30, 2010, respectively, as the effect would be anti-dilutive.

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2011	6/30/2011	9/30/2010
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	49,066,727	62,083,933	85,889,473
Marketable securities - current	3,568,906	3,578,999	3,530,178
Accounts receivable - net	8,098,087	9,651,104	11,276,054
Prepaid expenses	1,836,708	1,665,468	2,059,730
Restricted cash	4,500,000	5,000,000	5,000,000
Other receivables	5,993,777	811,656	8,245,207
Other current assets	1,825,441	1,382,240	1,629,659

Total current assets	74,889,646	84,173,400	117,630,301

Marketable securities - noncurrent	44,978,140	27,636,201	15,988,932
Investments	54,451,753	60,479,866	97,575,615
Property, plant & equipment - net	4,404,008	4,978,999	4,771,299
Goodwill	38,183,416	39,904,201	45,462,680
Intangible assets - net	18,220,058	19,328,199	20,067,286
Prepaid licensing and royalty fees	7,631,236	6,702,454	1,327,575
Other assets	5,471,975	5,801,340	2,060,809

Total assets	248,230,232	249,004,660	304,884,497

Liabilities and equity
Accounts payable	5,139,696	4,760,555	3,457,431
Accrued compensation	1,933,416	3,111,677	4,761,196
Accrued expenses	10,201,270	10,323,398	13,068,942
Short-term borrowings	12,677,165	13,224,118	14,971,018
Other current liabilities	8,876,041	11,265,618	11,665,618

Total current liabilities	38,827,588	42,685,366	47,924,205
Other liabilities	7,547,186	8,167,628	11,362,075

Total liabilities	46,374,774	50,852,994	59,286,280

Subsidiary preferred shares	1,705,766	1,625,441	1,289,712

GigaMedia’s shareholders’ equity	203,763,681	199,755,037	239,759,546
Noncontrolling interest	(3,613,989)	(3,228,812)	4,548,959

Total equity	200,149,692	196,526,225	244,308,505

Total liabilities and equity	248,230,232	249,004,660	304,884,497

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

		Three months ended
	9/30/2011	6/30/2011	9/30/2010
	unaudited	unaudited	unaudited
	USD	USD	USD
Loss from operations:
GAAP result	(3,729,800)	(3,633,415)	(4,903,419)
Adjustments:
(a) share-based compensation	596,573	507,137	575,576
(b) bad debt expenses related to T2CN	—	—	—
(c) impairment loss on capitalized software costs	—	—	—
(d) impairment loss on fixed assets	—	—	—
(e) contract termination costs	—	—	—
(f) financial results related to gambling software business	(729,073)	365,443	—

Core loss from operations (Non-GAAP result)	(3,862,300)	(2,760,835)	(4,327,843)

Net income (loss) attributable to GigaMedia:
GAAP result	(7,800,897)	(6,958,805)	(9,959,692)
Adjustments:
(a) share-based compensation	517,642	498,402	575,576
(b) bad debt expenses related to T2CN	—	—	—
(c) impairment loss on capitalized software costs	—	—	—
(d) impairment loss on fixed assets	—	—	—
(e) contract termination costs	—	—	—
(f) impairment loss on marketable securities and investments	—	—	—
(h) gain on reversal of subsidiary warrant liabilities	(531,825)	—	—
(g) loss (income) from discontinued operations	54	(17,611)	(35,872)
(h) financial results related to gambling software business	3,994,842	4,757,922	—

Core net loss attributable to GigaMedia (Non-GAAP result)	(3,820,184)	(1,720,092)	(9,419,988)

Basic earnings (loss) per share attributable to GigaMedia:
GAAP result	(0.15)	(0.12)	(0.18)
Adjustments	0.07	0.09	0.01

Core basic EPS (Non-GAAP result)	(0.07)	(0.03)	(0.17)

Diluted earnings (loss) per share attributable to GigaMedia:
GAAP result	(0.15)	(0.12)	(0.18)
Adjustments	0.07	0.09	0.01

Core diluted EPS (Non-GAAP result)	(0.07)	(0.03)	(0.17)

	53,288,021	55,922,021	56,244,243
	53,288,021	57,951,055	56,244,243

Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(7,800,897)	(6,958,805)	(9,959,692)
Depreciation	487,974	450,567	466,673
Amortization	578,676	568,652	635,358
Interest (income) expense	(160,984)	(162,819)	75,834
Income tax (benefit) expense	(791,420)	206,165	73,555

EBITDA	(7,686,651)	(5,896,240)	(8,708,272)